

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2015

<u>Via Email</u>
Jeffrey A. Stein, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

> **Re: Casella Waste Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2015**
> **File No. 000-23211**

Dear Mr. Stein:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

1. Please include information as of the most reasonable practicable date. For example, please fill in all blanks and provide updated information as of the most reasonable practicable date including information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

2. We note that one of the purposes of the meeting is to transact such other business "as may properly come before the 2015 Annual Meeting and any postponement, adjournment, rescheduling or continuation thereof…." We further note disclosure on the proxy card that the proxies granted provide the proxy holder with the authority "to act upon all matters incident to the conduct of the meeting and upon other matters that properly come before the 2015 meeting…" If the postponement, adjournment,

rescheduling or continuation of the meeting is intended as a means for soliciting additional proxies, such postponement, adjournment, rescheduling or continuation would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Please refer to Rule 14a-4(c) of the Exchange Act and confirm your understanding. Alternatively, please revise the form of proxy card if it is your intention to postpone, adjourn, reschedule or continue the meeting for the purpose of soliciting additional proxies.

<u>Will there be a proxy contest, page 2,</u>

3.   Please revise your statements to remove the implied assertion that the election of the company's nominees will "deliver superior value to … shareholders…"

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In this regard, please revise to identify as your opinion and/or provide support for the following statements:

- assertions, which are not qualified as to belief, that the company's board candidates are "highly qualified"; and,
- unsupported and unqualified statements regarding the achievements of Mr. O'Connor when he served as an officer in other organizations.

<u>What are the costs of soliciting proxies, page 12</u>

5.   You indicate that you will solicit proxies by mail, telephone, telegram, facsimile, electronic mail and personal solicitation. Please revise to specify whether you intend to use other electronic means such as the Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

6.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

<u>Background to the Expected Contested Solicitation, page 15</u>

7.   Given that a preliminary proxy statement has been filed by JCP Investment Partnership, LP, et.al., please revise your proxy statement disclosure, inclusive of the heading in this section, to reflect updated information regarding the contested nature of the solicitation.

8.   Please revise this section to more succinctly summarize material information relevant to the solicitation. Certain statements do not appear to be relevant to the chronology of

events or appear duplicative of statements in other sections of the disclosure. We note for example, excessively detailed disclosure of communications amongst the parties and descriptions of the background of Messrs. O'Connor and Hulligan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Ned Coletta, CFO, Casella Waste Systems, Inc.
                    K. Gottfried, Esq., Morgan Lewis & Bockius LLP